UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of April, 2013

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

NOTICE REGARDING APPLICATIONS FOR DELISTING FROM THE NAGOYA STOCK EXCHANGE, FUKUOKA STOCK EXCHANGE AND SAPPORO STOCK EXCHANGE

On April 30, 2013, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan on which its securities are traded a notice regarding applications for delisting of its shares from the Nagoya, Fukuoka and Sapporo stock exchanges.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Kazuhiko Nakayama
	Name:	Kazuhiko Nakayama
	Title:	General Manager
Investor Relations Office

Date: April 30, 2013

April 30, 2013

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Hiroo Unoura, President and Chief Executive Officer

(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock Exchanges and

Fukuoka and Sapporo Stock Exchanges)

NOTICE REGARDING APPLICATIONS FOR DELISTING FROM THE NAGOYA STOCK EXCHANGE, FUKUOKA STOCK EXCHANGE AND SAPPORO STOCK EXCHANGE

Nippon Telegraph and Telephone Corporation (“NTT”) hereby announces that, at a meeting of its board of directors held today, NTT resolved to apply for voluntary delisting of its shares from the Nagoya Stock Exchange, Fukuoka Stock Exchange and Sapporo Stock Exchange in Japan.

1.	Reason for the Applications for Delisting:

NTT has decided to apply for voluntary delisting of its shares from the Nagoya, Fukuoka and Sapporo stock exchanges (the “Three Stock Exchanges”) in order to streamline administrative procedures and to reduce management costs from listing on multiple stock exchanges. As the volume of trading in NTT shares on the Three Stock Exchanges is low, NTT believes that the impact on its shareholders from delisting from the Three Stock Exchanges will be minimal.

2.	Listed Stock Exchanges other than the Nagoya, Fukuoka and Sapporo stock exchanges:

Tokyo Stock Exchange, Osaka Stock Exchange, New York Stock Exchange and London Stock Exchange

3.	Application Date of Delisting

May 1, 2013

4.	Schedule

NTT will file its delisting applications with each of the Three Stock Exchanges. Once the applications are accepted in principle by each stock exchange, the delisting is expected to take effect one month after the date NTT’s shares are designated as delisted stock.

For further inquiries, please contact:

Takuro Hanaki or Takayuki Kimura

Investor Relations Office

Finance and Accounting Department

Nippon Telegraph and Telephone Corporation

TEL: +81-3-5205-5581

FAX: +81-3-5205-5589